May 16, 2005

By Facsimile ((703) 773-5072) and U.S. Mail

Edwin M. Martin, Jr., Esq.
DLA Piper Rudnick Gray Cary
1775 Wiehle Avenue, Suite 400
Reston,  VA 20190

	Re:	PEC Solutions, Inc.
		Schedules 14D-9 filed April 27, 29, and May 3 and 9,
		2005

Dear Mr. Martin:

	We have the following comments on the above-referenced filings.

Schedules 14D-9 filed April 27 and 29, 2005

1. The April 27 and April 29 filings bear an incorrect EDGAR header identification tag. Please confirm that the registrant understands its preliminary communications should have been filed under cover of Schedule 14D-9-C and that communications subsequent to or that otherwise amend the solicitation/recommendation statement will appear, as they did on May 9th, under cover of Schedule 14D-9/A.

2. With respect to the April 27 and April 29 filings, we note that the legend required under Instruction 3 to Rule 14d-9(a)(2) is not included. To the extent your communications are delivered to security holders, please confirm that in future communications you will include the legend.

Schedule 14D-9 filed May 3, 2005

The Solicitation or Recommendation - Background - Page 3

3. Please provide us a supplemental copy of any written materials presented by JPMorgan to your board, including any presented on April 22.

The Solicitation or Recommendation - Reasons - Page 8

4. Please describe briefly the "risks attendant to achieving the goals of PEC`s strategic plan."

5. Please explain the registrant`s use of brackets in the second
Line of paragraph 7 in this section or remove the brackets, as necessary.

6. The disclosure indicates that the board, in determining whether or not to approve the offer and the merger, considered factors.
Item 1012(b) of Regulation M-A, however, specifically requires that reasons be cited to explain why the board is making a favorable recommendation. Please revise this section to clarify which of the enumerated factors are in fact reasons, not simply factors or benefits, in support of the board`s decision to recommend the offer to security holders. RC:

Annex I

7. We note that you provided the information required by Rule 14f-1 as an annex to the Schedule 14D-9 but did not file it separately on Edgar. Please tell us what consideration you gave to filing the document on Edgar using the header tag "SC14F1." Refer to the Edgar Filer Manual, which is available on our website at www.sec.gov.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

* the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

					Sincerely,




					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions